LETTER   REPORT CARD   FINANCIALS   THANKS   DETAILS   SAY HELLO

Dear investors,

Thank you for your ongoing support. We made it though one of the worst markets in history. Home ownership affordability is the worst it's ever been in history. Home buyers are looking for savings and the ability to win when competing with cash buyers. These values are being driven into our brand right now, and the evidence is the agents who keep referring their buyers to Bee Mortgage. Once the app is fully developed and released, the agents will simply send their buyers a link to download and apply all in the app.

We need your help!

By investing, helping us capitalize the company's roadmap to finish product development. They can also help by referring friends and family to us for mortgage loans in the states we're open in. As we open new state, we need more ambassadors talking about Bee Mortgage's value for home buyers and real estate agents: fast pre-approvals, low rates, and quick closings. Our customers are successfully beating out cash buyers with our ability to close just as fast, in less than two weeks. As we establish the distribution channels pre-product launch, our agents are using Bee because of the speed, savings, and ability to compete with cash buyers.

Sincerely,

Curtis Wood

Co-founder & CEO

Matthew Offers

Co-founder & CTO

Brian Catron

Brian Catron

Board Member

How did we do this year?



REPORT CARD

A-

☺ The Good

We survived the worst market in recent history better than a very long list of mortgage companies that did not. Opened Indiana.

We cut cost, reduced overhead, and established our ad channels while most other companies scaled back.

Our plan last year is paying off this year as we've already had more closings in the first 1/2 of 2024 than all last year.

☹ The Bad

We didn't capitalize the company as well as we wanted to.

Lot's of investors left our sector at the very time they should have been making inroads while things were on sale.

We wanted to close more loans than we did, so, you could say our ad channels didn't meet our expectations.

2023 At a Glance

January 1 to December 31



$84,886 +309%
Revenue



-$65,615
Net Loss



$283,237 +10%
Short Term Debt



$0
Raised in 2023



$1,000
Cash on Hand
As of 05/30/24

INCOME   BALANCE   NARRATIVE



Net Margin: -77%   Gross Margin: 99%   Return on Assets: -4,371%   Earnings per Share: -$0.14   Revenue per Employee: $16,977

Cash to Assets: 100%   Revenue to Receivables: ~   Debt Ratio: 174,092%


2023_Reviewed_Financial_Statement.pdf

We ❤ Our 1,175 Investors

Thank You For Believing In Us

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Thank You!

From the Bee Team



Curtis Wood 🔗

Co-founder & CEO

Licensed Mortgage Loan Originator NMLS 1308125 | Developer | Certified blockchain expert | Previous: TIAA Bank, PHH Mortgage, iMobile3



Cynthia Wood 🔗

Co-founder & COO

Designer & Developer | Top ranking woman in blockchain | Certified blockchain expert | Previous: Harden



Matt Offers 🔗

Co-founder & CTO

As CTO, Matt oversees all technical responsibilities for Bee's products development. Previous: Optimal Blue, Pavaso.



Scott Miller

Board Member

Co-founder & Vice Chairman, BillGO. With a Masters in Accounting along with 2 successful exits to date and his...



Bryan Schroeder

Board Member

Director, Global Marketing Solutions at Meta (previously Facebook). One of the world's top social media user...



Mindy Barker 🔗

CFO & Advisor

Mindy serves as an advisor and Bee's fractional CFO and has years of financial officer experience in addition to being...



Brian Catron

Board Member

Start-up expert with multiple 7-figure exits. Currently managing multi-million business across multiple states.



Ken Allen 🔗

Board Member

20+ years senior level risk management, fraud, digital ID, KYC/AML expert. Held senior level positions at Western Unio...

Details

The Board of Directors

Director	Occupation	Joined
Curtis Wood	CEO @ Bee Mortgage App, Inc.	2020
Matthew Offers	CTO @ Bee Mortgage App, Inc.	2020
Cynthia Wood	COO @ Bee Mortgage App, Inc.	2020
Bryan Schroeder	Entrepreneur @ Self-employed	2021
Scott Miller	Chairman of BillGO & Investments. @ Retired	2021

Officers

Officer	Title	Joined
Curtis Wood	CEO	2020
Matthew Offers	VP of Products	2020
Cynthia Wood	COO	2020

Voting Power ❓

Holder	Securities Held		Voting Power
Cynthia Wood	138,000 Common		29.0%
Curtis Wood	138,000 Common		29.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
06/2020	$297,050	Common Stock	Regulation Crowdfunding
10/2021	$1,177,722		4(a)(6)
01/2022	$608,161	Safe	Section 4(a)(2)
08/2022	$502,877		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	1,000,000	480,773	Yes

Warrants: 0
Options: 150,000

Form C Risks:

Risk of Limited Operating History
As a newly established entity with a never before attempted business strategy, the Company cannot provide more than limited information for which investors may use to base their investment decisions on due to its limited operating history.

Loan And Future Indebtedness Risk
If funds in excess of those raised are needed by the Company, the Company retains the right to make or arrange for a loan to the Company, to be repaid prior to any authorized shareholder dividend payments. The repayment of any such loans could possibly have the effect of delaying shareholder cash distributions in the event that available EBITA is insufficient to increase retained earnings.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Third Party Risk
The Company relies on multiple third-party services that are essential to its operations and achievement of business objectives. It is possible that these third parties will fail to perform their services as represented or will perform them in an unacceptable manner that will result in a material negative impact to the Company and shareholder value. Your investment may be adversely impacted by the Company's reliance on third party service providers and their performance.

Fraud Risk
There is no guarantee that any investment is immune from fraud. While most public offerings, including Reg CF and Standard Agreements for Future Equity offerings, require screening standards, oversight and reviews, the risk of fraud remains high when investing in any early stage company including start-ups such as the Company.
There is no guarantee as to the validity or accuracy of the Company's claims or representations about technology, projections and forward-looking statements, advertising materials related to this crowdfunding raise, or past or future performance. You are required to undertake your own diligence and/or consult your financial advisor with respect to the accuracy and validity of the Company's materials.

Use of Funds Risk
The projected use of funds and proceeds from this Reg CF offering is a best estimate. Actual capital allocation may differ based on business conditions at time of execution and is solely based on the Company's discretion. The Company's investors should be comfortable with the provided intended fund usage description and understand the Company's leadership and management team reserves the right to re-allocate use of proceed funds based on the needs of the Company.

Valuation Risk
With early stage investing, start-up valuation accuracy can be difficult to obtain. Accurate valuation of the Company can be difficult to assess. Public companies are valued publicly and valuations are supported through market driven stock prices and vast amounts of corporate data provided by the public company. Valuation of a private company is established privately by the company itself and can be difficult to assess due to the limited availability of public information and historical records, or limited time in business. There may exist additional classes of equity with rights that are superior to the class being sold through this offering, and new equity classes may be created based on future needs of the Company and at the sole discretion of the current two majority shareholders, Curtis Wood and Cynthia Wood. Creating a new equity class may dilute or devalue prior investor securities.

General Risk
Investing in early stage companies like Bee Mortgage App, Inc. without a proven track record of performance or sound liquidity such is highly speculative in nature and presents significant risk to you the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising

additional capital, the chance of you losing your entire investment remain very high. Therefore, you should not invest more than you are willing to comfortably lose.

Like the Company, many companies engaging in crowd funding are early stage start-ups with a high likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

As with all investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company as these risk disclosures

Liquidity Risk

The Company's securities you may be acquiring at a later date through this investment transaction may be illiquid. The Company's current and future securities may not be converted into cash. With limited exceptions, you may not be lawfully able to sell or transfer your securities during a certain period of time. After this period, Federal and State securities regulations may limit or restrict your ability to sell or transfer your securities. In the event you are able to sell your securities you will likely have a hard time finding a buyer due to a lack of an established market, and, if such a marketplace exists, it may experience low volume or few participants. You should be prepared to hold your investment for a very long time.

Downside Risk

All of the Company's crowdfunding investors have a potential downside of great likelihood. If the Company fails to generate enough revenue you could potentially lose all of your investment.

Dilution Risk

The Company plans to raise more capital in the future with possibly more than one round of funding. Dependent upon the offering, new investors may receive additional equity shares in the Company and existing shareholders may experience a decrease in ownership percentage (dilution) upon the issuance of new shares by the Company, possibly at a lower price. Future offerings may provide the new investors with advantages and rights not available to you as a previous investor. There is no anti-dilution protection.

Disclosure Risk

Data and information regarding the Company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound investment decision. While the Company is required to disclose certain information such as an offering document, annual financial statements, annual reports, information concerning intended use of funds and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early stage companies such as the Company.

Available information will be limited as the Company does not have a fully developed business plan and long history of operation. Investing in crowdfunding companies presents significantly more risk than investing in publicly traded companies due to the limited amount of data and information provided by a company engaging in a Reg CF raise. Unlike the Company, publicly listed companies are required to file annual and quarterly reports and promptly disclose material information, providing the ability for the investor to more closely and thoroughly monitor their investment.

Capital Risk

The Company requires ongoing intensive capital formation and allocation until profitability is achieved which may not happen due to various internal and external known and unknown factors. The amount of capital the Company is attempting to raise in this offering will not be enough to sustain its business operations to profitability. The Company will have to raise additional capital to continue development, and fund operations and expansion. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The Company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of shareholder securities.

Intellectual Property (IP) Risk

The Company's performance and success may be impacted by its ability to obtain, maintain and protect legal protections on its intellectual property rights to the technologies and processes used to deliver its products or services. The Company is currently pursuing legal protections for such property however the scope of the protection or whether it will be granted has yet to be determined. Any patents or intellectual property protections issued may be challenged, circumvented, or determined unenforceable in the future. Intellectual property enforcement may be time consuming and cost intensive while simultaneously diverting the Company's attention away from successfully executing its business plan.

Despite the Company's patent attorneys advising it that its data process and structure is likely patentable, the decision to grant a patent is ultimately up to the USPTO. An incumbent competitor or new entrant could copy or illegally obtain the Company's intellectual property, which would require the Company to engage in costly litigation. Such event could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Demand Risk

Realized market demand for the Company's minimal viable product or flagship mortgage application may not yield forecasted sales or revenue expectations contained herein. All demand calculations factored into the forward-looking sales models are based on hypothetical estimates that may not be obtained when the products and services are released.

Competitive Risk

The residential lending marketplace in which the Company plans to release products and services is extremely competitive and intense. It is currently occupied by very large, well-capitalized companies including banks, direct lenders, and brokers. The Company will be operating at a disadvantage to these companies as these market participants have proven track records of performance, brand recognition, and access to vast amounts of capital and human resources. The Company does not possess or will be able to acquire such competitive advantages. Marketplace competitiveness is likely to greatly increase in the future. The Company may face declining sales,

diminished revenue, or smaller margins as a direct result of competitive marketplace conditions or a larger company copying its products, services or technology. Changes in consumer preferences or the inability to successfully compete with other companies with similar products or services could negatively impact the Company's financial performance.

Corporate Governance Risk

The Company is not subject to the corporate governance requirements of the national securities exchanges. Any company whose securities are listed on a national securities exchange is subject to a number of rules about corporate governance intended to protect investors. For example, the major U.S. stock exchanges require listed companies to maintain an audit committee comprised entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), responsible for monitoring the company's compliance with local, state and federal law. The Company does not possess nor will it be required to implement these and other such controls and investor protections.

Technology Risk

The Company's success is largely dependent upon market adoption of its products and services including its minimum viable product and primary mortgage lending mobile app. While the residential lending marketplace is well established, certain aspects of the market for the Company's technologies are still nascent. The introduction of new technologies and an evolving regulatory environment could negatively impact the Company's ability to execute on its business plan and generate forecasted revenue.

Challenges will be found in engineering all advertised product design features for loan origination. The Company is a ground-up rebuild of the mortgage origination process using blockchain as the key data validation protocol, a method yet to be adopted, demonstrated, proved, or approved by any overseeing regulatory body, agency or investor. The Company plans to incorporate as much blockchain integration allowable within the current QM (qualified mortgage) file requirements specifications while working to obtain waivers for the more advanced implementations in the future after proving the technology. As blockchain adoption progresses and the mortgage industry continues to adopt new digital mortgage processes (at regulators behest and advice), regulatory bodies have signaled their urgent cooperation with such technological initiatives as messaged by Treasury last year.

Regulatory Risk

The Company plans to offer its primary product and service within a highly regulated marketplace. Federal and State licensing may be required. Failure to obtain such licensing could result in an adverse impact on the Company's ability to meet sales and revenue objectives, and investor securities. The risk that legislative or policy decisions and changes on a Federal or State level may result in higher costs or obstacles to success for the Company is extremely likely. In an uncertain regulatory environment, the Company's operations may be subject to direct or indirect adoption, expansion or interpretation of various laws and regulation. Compliance with current and future laws and regulations may require the Company to significantly change its pricing models or business plan. These additional changes may have a material and adverse impact on its operations and financial results. Furthermore, the introduction of new services may require the Company to comply with additional, yet to be defined, laws and regulations. The failure to adequately comply may delay or possibly prevent some of the Company's products or services from being offered, which could have a material adverse impact on the Company's financial condition and results of operations.

Key Person Risk

Due to the Company's small size, it is susceptible to key person risk. The success of the Company will largely be dependent upon the experience and skill of its oversight committee, board of directors, executive officers and tenured employees. The Company can make no guarantees that key individuals necessary for successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and could cause the Company and your investment to suffer.

Revenue Risk

The Company is pre-revenue and will face challenges in its efforts to grow the business and monetize its products and services. It has limited operating capital and will be largely dependent upon its ability to finance operations from the sale of equity, the issuance of debt or other financing alternatives. The Company's failure to successfully raise operating capital or effectively monetize its products could potentially result in an adverse impact to the business, up to and including bankruptcy.

Professional Guidance Risk

Many early stage companies often attribute their early success to the involvement and guidance of professional early stage investors. These investors often provide post transaction value to the organization. They may be on the company's board or oversight committee and may play an integral role in the company's development through access to their capital resources, professional networks and prior experience in assisting start up or early-stage companies in scaling and executing their business plans. The Company does not currently have the guidance of any such professional investors and may not have such guidance in the future.

Personnel and Management Risk

Investing in the Company is an investment in the founders, employees and management team. Their ability to execute the business plan and make sound operational decisions will be important factors in the viability and success of the Company. As the Company's securities holder, you will not be able to participate directly in the Company's day-to-day operations or engage management or other employees. The Company's security holders do not have special right of access to the Company unless otherwise granted. Your investment in the Company will in part be allocated by the Company to fund employee, management and executive officer compensation. This compensation is exclusively set by Company leadership.

Performance Risk

There is a high likelihood that future Company performance may not achieve its stated objectives herein. All statements, claims and representations of future performance are for the most part hypothetical, based on management's good faith and best efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends, global trends, and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the Company's operations may be required.

Achievement of stated performance contains risks based on known and unknown internal and external factors that could lead to material changes or variations of actual results. There is no guarantee that the Company's financial and operations performance will meet expectations or herein stated projections and forward-looking statements.

Credit Risk

There is a high likelihood that the Company will require access to capital via a credit facility in order to support business growth finance requirements. Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with aforementioned internal and external known and unknown factors. If the Company is unable to obtain needed credit it could be forced to modify business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The Company's inability to secure future credit could adversely impact the business, its valuation, and/or the value of shareholder securities.

Product/Service Risk

The Company's primary product and service is currently a consumer mobile app for direct residential lending. This app is not yet released or live to download. Any of the current products or services offered prior to its release are variants of the one primary product and service offering. In order for the Company to achieve its sales projections and generate revenue it will need to capitalize on the market for the mobile residential lending services being offered. Changes in consumer tastes may impact demand which could adversely impact the Company's ability to generate revenue.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Marketing Risk

Sales and revenue projections are based on hypothetical marketing estimates. However, the Company may not be able to successfully maintain, promote and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper competitive marketplace in which the Company operates. Inability to successfully market the Company and increase its customer base will adversely impact the Company's operations and inhibit success while posing a risk to shareholder investment.

Secured Risk

Shares of the Company's common stock issued through this offering are not secured by any collateral. In no scenario would the securities be redeemable for any tangible asset owned by the Company or its principal employees, management team, or other shareholders.

Economic Risk

The Company's success is extremely sensitive to various known and unknown internal and external societal, regulatory, global, and economic factors. These factors may negatively impact the performance of the Company and its ability to achieve stated objectives, achieve revenue or profitability, or its ability to access needed additional capital.
Known factors include, but are not limited to:
1. Local, regional, national, or global economic recessions.
2. Changes in capital market conditions and the Company's ability to obtain future funding.
3. Changes or declines in employment within the Company and outside the Company.
4. Real estate and/or home lending market conditions and regulatory conditions.
5. Domestic or international tax policy changes.
6. Domestic and global political conditions.
7. Wars, natural disasters, pandemics, illnesses, mass hysteria, and other potential crisis.
Unknown factors include ones undisclosed herein that could occur without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether.

Minority Ownership Impact

Any equity of Bee Mortgage App, Inc. (the "Company") obtained as a result of this transaction may or may not have voting rights attached to it as otherwise herein stated. You will most likely be a minority shareholder of the Company at all times regardless of the valuation of future equity offering rounds and will therefore have limited ability to influence decisions of the Company's management team. As a minority shareholder, you may be also be restricted to Company information and may be subject to Company status information standard minimum reporting requirements to minority shareholders. By investing in the Company, all investors are trusting the Company's management to make decisions in the best interests of the Company, its customers, mission, team members, partners, and the shareholders it serves.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❓ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount

invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Bee Mortgage App Inc

Delaware Corporation
Organized April 2019
5 employees
4210 Valley Ridge Blvd.
Suite 149
Ponte Vedra FL 32081 http://beemortgageapp.com

Business Description

Refer to the Bee profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Bee has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late annual report

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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